Exhibit 99.1

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CORPORATE PARTICIPANTS

Chris Guiffre Cerulean Pharma Inc. - President and CEO

CONFERENCE CALL PARTICIPANTS

Sabrina Martucci Johnson Dare Bioscience, Inc. - CEO

PRESENTATION

Operator

Welcome to the joint conference call hosted by Cerulean and Dare to discuss their proposed transaction. This call is being recorded. My name is Karen and I will be your operator today. With us today are Chris Guiffre, Cerulean’s CEO, and Sabrina Martucci Johnson, Dare’s CEO.

Mr. Guiffre, please proceed.

Chris Guiffre - Cerulean Pharma Inc. - President and CEO

Good morning, everybody, and thank you for joining us. Let’s start with a comment on forward-looking statements that may be made during the call. Certain remarks that we make during this call about the Company’s future expectations, plans, and prospects constitute forward-looking statements for the purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in the risk factors section of Cerulean’s most recent quarterly report on Form 10-Q, which is on file with the SEC and can be accessed on our website, and in other filings we make with the SEC.

In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change. Therefore you should not rely on these forward-looking statements as representing our views as of any date subsequent to today, March 23, 2017.

Now let’s begin. On Monday, March 20, we announced that Cerulean and Dare had entered into an agreement under which the equity holders of Dare will become the majority owners of Cerulean if the transaction is approved by our shareholders and satisfies the other closing conditions.

Simultaneously, Cerulean announced two asset sales. We sold our product candidates CRLX101 and CRLX301 for $1.5 million to BlueLink Pharmaceuticals, a subsidiary of NewLink Genetics. We also entered into an agreement to sell our platform technology to Novartis for $6 million, which will close if the transaction is approved by our shareholders. These three transactions represent the culmination of a comprehensive strategic review process intended to maximize shareholder value.

With help from Cerulean’s financial advisor, Aquilo Partners, we contacted or were contacted by more than 90 companies over the course of approximately 6 months. Initially, we focused on finding partners to help us fund continued development of our product candidates and our platform. But when it became clear that there was very little interest in partnering with us, we expanded the search to include acquisitions, mergers, and sales of assets.

The details of this process will be presented in the background of the transaction section of the definitive proxy statement of Schedule 14A that we intend to file with the SEC in connection with seeking shareholder approval for the Dare and Novartis transactions. I encourage you to read that section of the proxy statement carefully when it becomes available. For now, I will provide a summary of the activities that led to the transactions we announced on Monday.

In August of 2016, Cerulean announced that a randomized trial of CRLX101 plus Avastin in patients with relapsed renal cell carcinoma missed its endpoint. Our market cap dropped significantly and it became difficult to fund further clinical development of our product candidates and further research activities associated with our platform.

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We laid off almost 50% of our staff in order to extend our cash runway. We kept most of our research team, however, because we anticipated signing a collaboration with Novartis. We believed a collaboration with Novartis would help facilitate fundraising.

In October of 2016, Cerulean announced a collaboration with Novartis and an ATM financing facility with Aspire Capital. Following the announcement of the Novartis collaboration, our market cap consistently remained in the $20 million to $30 million range, and we continue to view fundraising as difficult.

Also in October, we hired Aquilo to assist us in trying to find partners to help fund continued operations. With Aquilo’s help, we reached out to potential partners, but were unable to enter into a collaborative partnership for our product candidates or a second platform partnership like the Novartis collaboration.

Our partnering efforts and our market cap led us to believe that it would be difficult to raise the money necessary to allow us to continue operations until we could achieve meaningful value inflection points. Therefore, in December, we began to explore other alternatives such as the sale of the Company, mergers, and asset sales.

On February 1, 2017, we publicly announced that we were conducting a comprehensive review of strategic alternatives, focused on maximizing shareholder value. And that we had retained Aquilo as our financial advisor to assist us in this process.

It is worth noting that our market cap was about $24 million on January 31, 2017, right in the same range it had been since the announcement of the Novartis transaction. But our stock price increased significantly after the strategic alternatives press release issued on February 1, 2017.

Throughout this robust process, where we contacted more than 90 companies over the course of months, we explored a range of options. We were unable to secure a partner and we were unable to secure an acquisition of Cerulean as a whole.

Instead, our process produced one: a company that acquired our product candidates. Two: a company that would like to acquire our platform technology. And three: a company that would like to merge into our public listing and assume our cash.

We believe that all three of the transactions we announced on March 20 are in the best interests of all of our stakeholders. These transactions create more value than the only other alternative reasonably available to us, which would be a wind-down of the business.

Now I would like to turn the call over to Dare’s CEO, Sabrina Martucci Johnson, who has joined me this morning to talk to you about Dare and its product candidate Ovaprene. Sabrina?

Sabrina Martucci Johnson - Dare Bioscience, Inc. - CEO

Thank you, Chris, and thanks to all of you listening in on the call. It is really a pleasure to have the opportunity to introduce you to Dare and our product candidate Ovaprene. I will start by introducing myself and then I will talk about my vision for how Dare can address what we believe to be a significant unmet need in women’s health. And I will conclude with an overview of Ovaprene.

So I’ve been an executive in the life science industry for 25 years. I am a biochemical engineer by training, and over the course of that 25 years, I have held key roles in finance, global commercialization, product development, and research.

Prior to founding Dare I was the president of WomanCare Global Trading, a nonprofit specialty pharmaceutical company focusing on female reproductive healthcare with commercial products distributed in over 100 countries.

In addition, I served as the COO and CFO of the publicly traded company Cypress Bioscience until its sale in 2010. During my tenure at Cypress, I executed mergers, acquisitions, strategic partnerships, and capital raises. I managed commercial operations, was involved in two FDA approvals, and launched four products, including the launch of the fibromyalgia drug Savella in partnership with Forest Laboratories, now Allergan.

I was part of the transaction team that sold the company. We negotiated 160% premium for Cypress shareholders, with the deal valued over $250 million. It was following my tenure at Cypress that I decided to develop my skills to advancing women’s health. And it was the things I’ve learned about this unique healthcare space while spending three years working in global health that led me to form Dare.

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At Dare, we are deeply committed to advancing women’s reproductive health and developing safe and effective options for women worldwide. Women in developed countries and women in developing countries deserve access to the latest innovations that best address their reproductive healthcare needs.

During my time working in global women’s health, I learned that there were a number of truly innovative products being developed. What intrigued me, however, was that most of the innovation in the field is not coming from Big Pharma. This surprised me, because contraception alone is a $16 billion global market.

Instead, much of the innovation in women’s reproductive health is happening at nonprofits that have been funded by a dedicated donor community of philanthropists like the Bill and Melinda Gates Foundation, which seek to develop potentially transformational technologies in women’s health, as well as small private companies, committed to creating new options that improved outcomes. In fact, 90% of the funding invested to expand product candidates is coming from the global donor community of foundations and governments. But because of the lack of broad industry commitment to research and development in this space, there is a gap today between innovation and commercialization.

As a result, there are products with proof-of-concept human data that have been funded through what is arguably the riskiest phase of product development in terms of probability of clinical success. And there are established pharmaceutical companies to support commercialization on the backend in the $16 billion category.

But there is a gap in the middle between these two endpoints. Thus, many truly innovative products don’t advance beyond human proof-of-concept, which is not good for women, who are now benefiting from the advancements that have already been developed, but which provides an opportunity, both from a potential for social impact perspective and a value proposition perspective for Dare to step in and fill the void.

Specifically, the dynamics of this market provide an opportunity for Dare to build a portfolio of clinical stage candidates, often with published human proof-of-concept data rapidly. Because we can step in and fill that gap between proof-of-concept and commercial viability by completing clinical development and commercializing products that address unmet needs across a broad spectrum of women’s reproductive health.

Further, the clinical endpoints in contraception specifically are outcomes-driven, and thus there is no subjectivity or ambiguity. And there are opportunities to partner on clinical development with nonprofit developers that have actually run the clinical programs for some of the biggest contraceptive brands today, such as Bayer’s Mirena, which is a $900 million brand.

The potential to leverage the clinical and regulatory expertise of product developers that are focused on reproductive health with a proven track record of FDA success allows for a capital-efficient means of achieving commercialization. We have the potential to multiply the impact of our shareholder dollars by working with the researchers, the developers, and the donor community that share our commitment to expand options and improve outcomes, bridging innovation to a commercial product.

Dare’s first product candidate, Ovaprene, illustrates this business model. It is a nonhormonal contraceptive ring for monthly use that potentially addresses a significant unmet need. Since the approval of the birth control pill by the FDA in 1960, most of the innovation in contraception has focused on hormones.

And while hormones are an effective form of contraception, not all women can tolerate them. For some women, hormones are contraindicated, and other women simply don’t want to take them. Dare’s product candidate is a nonhormonal option that is intended to be easy to use and provide protection over multiple weeks. We’re not aware of any comparable product currently being marketed.

There are 40 million women in the US alone using contraception today, and half of them prefer short-acting. Meaning daily, weekly, or monthly, quickly reversible method. The only nonhormonal options available in this category are condoms, diaphragms, and spermicides. All of these options must be used at the time of intercourse and many have modest efficacy.

So I’m going to take a moment here to explain some terms that are used to describe contraceptive effectiveness. Typical use effectiveness is how well a birth control method works, taking into consideration normal human error and other nonideal factors.

Perfect use is how well a birth control method works when it’s used correctly and when all other conditions are ideal. So the hormonal pill, for instance, has perfect use effectiveness of 99%, but typical use effectiveness of 91%.

Typical use is real-world use. So it’s what we focus on. So now when you think about the nonhormonal methods most commonly used today, we see typical use effectiveness is only 72% to 82%. So there is a gap in the method mix.

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A need for a nonhormonal product that does not require action at the time of intercourse and provides greater effectiveness. A nonhormonal monthly ring that is convenient, safe, and demonstrates effectiveness in that same range as diaphragms, pills, patches, and hormonal rings, which have an 88% to 91% contraceptive effectiveness in typical use, has an opportunity to capture market share across the broad spectrum of short-acting methods.

Ovaprene is a monthly nonhormonal contraceptive vaginal ring that works through a combination of a permeable mesh in the center of the ring that creates a partial barrier to sperm and the release through the ring of locally acting spermiostatic agents that basically create an inhospitable environment for sperm.

In published studies, women reported that a vaginal ring has most of the features they deemed extremely important. In fact, the only vaginal ring currently on the market today — the hormonal vaginal ring NuvaRing from Merck — is a $750 million brand.

85% of women surveyed report that they would prefer a monthly option, but was lower hormone dose than the pill. And 80% currently use a non-coital-dependent method. So by providing a nonhormonal protection over multiple weeks in a vaginal ring format, Ovaprene potentially addresses a significant unmet need.

Dare signed a license agreement with Ovatech for the rights to Ovaprene. Prior to Dare’s involvement, Ovaprene was studied in 21 women. The published proof-of-concept study is not suitable to support registration, but in our view, it does provide a clinical proof-of-concept.

In this study published in the Journal of Reproductive Medicine, Ovaprene demonstrated effectiveness in blocking viable sperm from entering the cervix, which is a proxy for contraceptive effectiveness for locally acting methods like Ovaprene. And it demonstrated safety, ease-of-use, and adherence that are all critical for adoption.

In three studies of similar size conducted with other products, such other products have demonstrated similar zero-modal sperm in the cervical mucus in a postcoital assessment have gone on to demonstrate contraceptive effectiveness of 88% in pivotal contraceptive studies evaluating pregnancy rates over time.

Once this transaction closes, we intend to run a-similar sized study that meets FDA standards and which, if successful, would position us well to move into a pivotal study. We believe that if Ovaprene shows contraceptive effectiveness that is comparable to hormones, which is about 91% for typical use, Ovaprene would have significant market potential.

Based on our current projections, including expected proceeds from the sale of Cerulean’s assets, we believe the combined Company will be well funded to advance Ovaprene through the key valuation inflection point: the completion of the postcoital proof-of-concept study. The study will commence following closing of the transaction and it is designed to evaluate postcoital contraceptive effectiveness and success through the prevention of viable sperm from reaching the cervical mucus.

It is a rigorously designed study to be conducted at the leading center for postcoital contraceptive research in the United States. The study is also designed to demonstrate safety over multiple months of wear and under likely use conditions.

Importantly, the FDA Office of Combination Products has designated the device division CDRH as the lead review agency for Ovaprene. Following evidence of contraceptive effectiveness via a postcoital study of similar size and scope to our planned studies, other locally acting barrier plus spermiostatic agents that have been regulated by CDRH, most recently the Caya diaphragm, have achieved market clearance via one single-arm open-label study of approximately 250 women evaluated for pregnancy risk out to 6 months.

Women’s reproductive health encompasses a broad spectrum of categories, many of which have unmet needs. We focused on Ovaprene today, but Dare is committed to developing a portfolio that expands options, improve outcomes, and enhances safety for women across that broad spectrum of women’s reproductive health.

We look forward to advancing the Ovaprene development program. And in parallel, are actively evaluating other portfolio opportunities that are also clinical-stage products that address unmet needs in women’s health.

Thank you again for your time today. Chris, I will turn the call back over to you to wrap it up.

Chris Guiffre - Cerulean Pharma Inc. - President and CEO

Thank you, Sabrina. Before we conclude, I will provide information in response to some questions I have received from shareholders about our 10-K and an earnings call. We intend to file our 10-K by March 31. We do not intend to conduct a quarterly earnings call for the fourth quarter of 2016.

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Also, as mentioned earlier, in connection with seeking stockholder approval for the Dare and Novartis transactions, we intend to file a proxy statement, but we do not have a specific date for such filing. Thank you for joining us this morning. Have a nice day.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program and you may now disconnect. Everyone have a great day.

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